Via EDGAR Filing and U.S. Mail

November 22, 2005

Rufus G. Decker III
Accounting Branch Chief
United States Securities and Exchange Commission ("SEC")
100 F Street, N.E.
Washington, D.C.  20549-7010

     Re:       Novelis Inc. Supplemental Response Letter
     File No.  1-32312

Dear Mr. Decker,

     I write in response to your letter dated November 15, 2005, in which you requested certain supplemental information in connection with the Form 8-K that
Novelis Inc. ("Novelis") filed pursuant to Item 4.02 of Form 8-K on November 14,
2005 (the "8-K"). Specifically, you asked when Novelis intends to file its restated financial statements for the first and second quarter of 2005.

     As noted in the 8-K and the exhibits thereto, (a) Novelis's Audit Committee has engaged independent outside advisers to assist the company in conducting a full review of matters relating to reserves and contingencies as well as adjustments made to arrive at the company's opening balance sheet as of January
6, 2005 and (b) a majority of Novelis's lenders under its Credit Agreement dated as of January 7, 2005 have consented to the delivery of the required financial statements under such Credit Agreement on or before February 13, 2006. While
Novelis will not file its restated financial statements for the first and second quarters or its third quarter financial statements until the independent review is completed, the company currently expects to file the restated and third quarter financial statements before February 13, 2006. However, Novelis is not in a position at this time to definitively state when those financial statements will be filed.

     Novelis is aware that when filing the restated quarterly reports on Form
10-Q/A for the first and second quarter of 2005 it must:

          •    fully comply with APB 20, paragraphs 36 and 37;
          •    fully update all affected portions of the previously filed Forms
               10-Q, including MD&A;
          •    update Part I, Item 4 of Form 10-Q disclosures on its disclosure controls and procedures to include:

                    o    a discussion of the restatement and the facts and
                         circumstances surrounding it,
                    o    how the restatement impacted the CEO and CFO's original
                         conclusions regarding the effectiveness of their
                         disclosure controls and procedures,
                    o    anticipated changes to disclosure controls and
                         procedures and/or internal controls over financial
                         reporting to prevent future misstatements of a similar
                         nature, such disclosure to be prepared by reference to
                         Items 307 and 308(c) of Regulation S-K (noting that
                         Novelis is not yet required to provide its annual
                         report on internal control over financial reporting as
                         it not yet an accelerated filer; the company will first
                         be required to file such report in its Form 10-K for
                         the year ending December 31, 2006); and
          •    update its Section 302 and 906 certifications.

     Novelis also hereby acknowledges that:

          •    the company is responsible for the adequacy and accuracy of the disclosure in its filings;
          •    SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
          •    the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     Should you have any further questions, please contact our General Counsel,
Les Parrette at 404-814-4282.

Regards,

/s/ Brian W. Sturgell
Brian W. Sturgell
Chief Executive Officer

cc:  Ms. Meagan Caldwell
     Mr. Leslie J. Parrette, Jr.